CCF Investments, Inc.
Statement of Operations

	Year ended December 31, 2015
Revenues	
Commissions	$ 11,535,954
Other income	598,894
Total revenue	12,134,848
Expenses	
Employee and agent compensation and benefits	10,857,979
Insurance	228,187
Regulatory fees	127,356
Other expenses	883,597
Total expenses	12,097,119
Income before income taxes	37,729
Provision for income taxes	(162)
Net income	$ 37,567

The accompanying notes are an integral part of this financial statement.